UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
IMEDIA INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
452467103
(CUSIP Number)
Anthony J. Fidaleo
iMedia International, Inc.
1721 21st Street, Santa Monica, CA 90404
(310) 453-4499
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 20, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No.	452 467 10 3

1	NAME OF REPORTING PERSON Henry Williamson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Citizen of United States residing in State of California

	7	SOLE VOTING POWER

NUMBER OF		5,845,093

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,845,093

	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,845,093 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.55%

14	TYPE OF REPORTING PERSON

HC, IN

ITEM 1. SECURITY AND ISSUER
     This statement on Schedule 13D relates to the common stock, $.001 par value per share (the “Common Stock”), of iMedia International, Inc. (iMedia), a Delaware corporation (“iMedia”). iMedia’s principal executive office is located at 1721 21st Street, Santa Monica, CA 90404.
ITEM 2. IDENTITY AND BACKGROUND
     The following information is provided regarding the Reporting Person:
     (a) Name: Henry Williamson (“Mr. Williamson”)
     (b) Business Address: 1721 21st Street, Santa Monica, CA 90404.
     (c) Principal Occupation: Chief Executive Officer and Chairman of the Board of Directors for iMedia.
     (d) Mr. Williamson has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations).
     (e) Mr. Williamson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Citizenship: Mr. Williamson is a citizen of United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On December 20, 2007, iMedia entered into a Securities Purchase Agreement with Mr. Williamson (“the Williamson Agreement”) a copy of which is filed as Exhibit 1 hereto. Pursuant to the Williamson Agreement, iMedia issued to Mr. Williamson 5,082,504 shares of Common Stock for an aggregate consideration of $770,688, comprised of $108,967 in cash and cancellation of $661,721 due under a secured demand note previously issued by iMedia to Mr. Williamson. The source of the funds was Mr. Williamson’s personal funds.
     Also, on December 20, 2007, in accordance with the iMedia’s Reorganization Agreement (“the Reorganization Agreement”) iMedia granted 762,376 restricted shares of iMedia’s Common Stock to Mr. Williamson as compensation for the Company’s executive management team agreeing to cancel all their previously issued options to purchase Shares of iMedia’s Common Stock and defer a minimum of 25% of their compensation until the Reorganization was completed, of which Mr. Williamson cancelled 208,770 options to purchase iMedia Common Stock.. Executive management has agreed to voluntarily continue the deferral of a minimum of 25% their compensation on a month-to-month basis. One-third of the restricted shares of Common Stock vested on the date of grant, one-third will vest on the first anniversary of the grant date, and one-third will vest on the second anniversary of the grant date.
     Prior to December 20, 2007 and prior to Mr. Williamson’s becoming the Chief Executive Officer and Chairman of the Board of iMedia, Mr. Williamson had purchased 5,500 shares of Common Stock through his personal brokerage account with his personal funds as the source. Effective with the Reorganization Agreement the shares had a 26-for-1 reverse split into 212 shares of Common Stock which Mr. Williamson still holds.

ITEM 4. PURPOSE OF THE TRANSACTION
     As previously reported in the Form 8-K report filed by iMedia with the Securities and Exchange Commission on December 24, 2007, iMedia entered into a Reorganization Agreement on December 20, 2007 for the purpose of reorganizing its outstanding debt and equity, a copy of which is filed as Exhibit 2 hereto. As a condition to the closing of the Reorganization Agreement, iMedia was required to obtain debt or equity financing of not less than $750,000 and not more than $1,500,000. The signatories to the Reorganization Agreement agreed that (i) the initial financing would result in $750,000 of gross proceeds to iMedia and that the investors in such financing would receive up to 25% of the fully diluted capital of iMedia for such funds, and (ii) one or more persons or entities affiliated with iMedia or iMedia’s executive management would be permitted to participate as investors in such financing. Accordingly, on December 20, 2007, iMedia entered into a Securities Purchase Agreement with Mr. Williamson (“the Williamson Agreement”), iMedia’s Chief Executive Officer and Chairman of iMedia’s Board of Directors, a copy of which is filed as Exhibit 1 hereto. Pursuant to the Williamson Agreement, iMedia issued to Mr. Williamson 5,082,504 Shares, equating to 25% of the fully diluted capital of iMedia, for an aggregate consideration of $770,688, comprised of $108,967 in cash and cancellation of $661,721 due under a secured demand note previously issued by iMedia to Mr. Williamson for monies drawn by iMedia against the note in anticipation of the closing of the Reorganization Agreement. The $661,721 is comprised of the $641,033 in principal drawn by iMedia under the note plus $20,688 in accrued and unpaid interest.
     Also, in connection with the Reorganization Agreement, on November 15, 2007, iMedia adopted the iMedia International, Inc. 2007 Stock Incentive Plan (the “Plan”), a copy of which is filed as Exhibit 3 hereto, to become effective upon the effective date of the Reorganization Agreement. In accordance with the Reorganization Agreement, upon effectiveness of the Plan, iMedia granted 762,376 restricted Shares to Mr. Williamson. One-third of such Shares vested on the date of grant, one-third will vest on the first anniversary of the grant date, and one-third will vest on the second anniversary of the grant date.
     The offers and sales of the Shares under the Reorganization Agreement and the Williamson Agreement (the “Sales”) are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 506 under the Securities Act based on the following: (1) the recipients of the Shares are all accredited investors within the meaning of Rule 501(a) under the Securities Act; (2) the Company has acted in accordance with Rule 502(d) under the Securities Act to restrict resales of the Shares issued in the Sales; (3) there were no more than 35 non-accredited investors in any transaction within the meaning of Rule 506(b) under the Securities Act after taking into consideration all prior investors under Section 4(2) of the Securities Act within the six months preceding the Sales; and (4) the Sales were not effected through any general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act.
     Mr. Williamson intends to review on a continuing basis his investment in iMedia and may determine, depending upon the evaluation of his financial planning, upon iMedia’s business and prospects and upon future developments in general business, economic and market conditions, to increase, decrease or continue to hold or dispose of his position in iMedia.
     Except as set forth in the previous paragraphs, Mr. Williamson has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of iMedia, or the disposition of securities of iMedia; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of iMedia; (d) any material change in the present capitalization or dividend policy of iMedia; (e) any other material change in iMedia, involving iMedia or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of iMedia’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of iMedia by any person; (h) causing a class of securities of iMedia to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of iMedia becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) The table below sets forth the aggregate number of shares and percentage of iMedia’s outstanding shares beneficially owned by Mr. Williamson.

Reporting Person	Number of Shares	Percentage of Total		Citizenship
Henry Williamson	5,845,093	23.55	%*	United States
     (b) Mr. Williamson holds the sole power to vote and to dispose or direct the disposition of his shares of Common Stock.
     (c) Mr. Williamson has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.
     (d) Not applicable.
     (e) Not applicable.

*	Based on 24,817,668 shares outstanding as of June 3, 2008.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Other than the, the Williamson Agreement, Reorganization Agreement and the Plan described in Item 4 to this Statement and attached as Exhibits 1,2 and 3 respectively, as of the date of filing of this Form there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Williamson and any person with respect to any securities of iMedia.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
1)	Common Stock Purchase Agreement, dated as of December 20, 2007, Between iMedia International, Inc. and Henry Williamson

2)	Reorganization Agreement, dated as of October 20, 2007 Between iMedia International, Inc. and Secured Creditors, Preferred Series A Shareholders, Preferred Series B Shareholders, and Certain Unsecured Creditors

3)	iMedia International, Inc. 2007 Stock Incentive Plan
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date: June 6, 2008	/s/ Henry Williamson
HENRY WILLIAMSON

Exhibit Index

Exhibit No.	Description

1)	Stock Purchase Agreement, dated as of December 20, 2007, Between iMedia International, Inc. and Henry Williamson

2)	Reorganization Agreement, dated as of October 20, 2007 Between iMedia International, Inc. and Secured Creditors, Preferred Series A Shareholders, Preferred Series B Shareholders, and Certain Unsecured Creditors

3)	iMedia International, Inc. 2007 Stock Incentive Plan